UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amendment No. 2

Protalix BioTherapeutics, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

74365A101
(CUSIP Number)

Opaleye Management Inc., One Boston Place, Suite 2600, Boston, MA 02108, 617-229-5085
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74365A101	13G	Page 2 of 6 Pages

1.	Names of Reporting Persons.
Opaleye Management Inc.
I.R.S. Identification Nos. of above persons (entities only)

20-5648796
2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Opaleye Management Inc.

	5.	SOLE VOTING POWER

0 shares

	6.	SHARED VOTING POWER
NUMBER OF
SHARES		1,930,000 shares
BENEFICIALLY
OWNED BY EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		0 shares

	8.	SHARED DISPOSITIVE POWER

1,930,000 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

Opaleye Management Inc. — 1,930,000 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

Opaleye Management Inc. – 1.56%
12.	Type of Reporting Person (See Instructions)

Opaleye Management Inc. — 00 (Limited Liability Company)

CUSIP No. 74365A101	13G	Page 3 of 6 Pages

1.	Names of Reporting Persons.
James Silverman
I.R.S. Identification Nos. of above persons (entities only)

N/A
2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

James Silverman — United States

	5.	SOLE VOTING POWER

0 shares

	6.	SHARED VOTING POWER
NUMBER OF
SHARES		2,565,000 shares
BENEFICIALLY
OWNED BY EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		0 shares

	8.	SHARED DISPOSITIVE POWER

2,565,000 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

James Silverman — 2,565,000 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

James Silverman – 2.07%
12.	Type of Reporting Person (See Instructions)

James Silverman — IN

CUSIP No. 74365A101	13G	Page 4 of 6 Pages

Item 1.

(a)	Name of Issuer:

Protalix BioTherapeutics, Inc.

(b)	Address of Issuer's Principal Executive Offices:

2 Snunit Street, Science Park, Carmiel, Israel 21000

Item 2.

(a)	Name of Person Filing: Opaleye Management Inc.

James Silverman

(b)	Address of the Principal Office or, if none, residence: Opaleye Management Inc.

James Silverman

One Boston Place

Suite 2600

Boston, MA 02108

(c)	Citizenship:

Opaleye Management Inc. — Massachusetts

James Silverman — United States

(d)	Title of Class of Securities:

Common Stock, $0.001 par value

(e)	CUSIP Number:

Item 3. If this statement is filed pursuant to SS.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with S.240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with S.240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with S. 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with S.240.13d-1(b)(1)(ii)(J).

CUSIP No. 74365A101	13G	Page 5 of 6 Pages

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: Opaleye Management Inc. — 1,930,000 shares

James Silverman — 2,565,000 shares

(b)	Percent of class: Opaleye Management Inc. – 1.56%

James Silverman – 2.07%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:
Opaleye Management Inc. — 0 shares
James Silverman — 0 shares

(ii)	Shared power to vote or to direct the vote:
Opaleye Management Inc. — 1,930,000 shares
James Silverman — 2,565,000 shares

(iii)	Sole power to dispose or to direct the disposition of:
Opaleye Management Inc. — 0 shares
James Silverman — 0 shares

(iv)	Shared power to dispose or to direct the disposition of:
Opaleye Management Inc. — 1,930,000 shares
James Silverman — 2,565,000 shares

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Item 8. Identification and Classification of Members of the Group Item 9. Notice of Dissolution of Group

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 02/23/2017	OPALEYE MANAGEMENT INC.
By: /s/ James Silverman
James Silverman, President

JAMES SILVERMAN
By: /s/ James Silverman
James Silverman, individually

CUSIP No. 74365A101	13G	Page 6 of 6 Pages

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated April 21, 2016, is entered into by and between Opaleye Management Inc., a Massachusetts corporation, and James Silverman, an individual (collectively referred to herein as (the "Filers") Each of the Filers may be required to file with the U.S. Securities and Exchange Commission a statement on Schedule 13G with respect to common stock of Protalix BioTherapeutics, Inc. beneficially owned by them from time to time. Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule. This Joint Filing Agreement may be terminated by any of the Filers upon one week's prior written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

Dated: 02/23/2017	OPALEYE MANAGEMENT INC.

By: /s/ James Silverman
James Silverman
President

JAMES SILVERMAN

By: /s/ James Silverman
James Silverman, individually